UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras clarifies about pieces of news in the media

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Rio de Janeiro, November 01, 2021 – Petróleo Brasileiro SA – Petrobras, in relation to the pieces of news published in the media regarding expectations of new adjustments in fuel prices, clarifies that adjustments in product prices are made in the normal course of its business and follow its current commercial policies.

Petrobras reiterates its commitment to the practice of competitive prices and in balance with the market, while avoiding the immediate pass-through of external volatility and of the exchange rate caused by circumstantial events.

Petrobras continuously monitors the markets, which includes, among other procedures, the daily analysis of the behavior of our prices relative to international quotations. Petrobras does not anticipate readjustment decisions and reinforces that there is no decision taken by its Executive Group of Market and Prices (GEMP) that has not yet been announced to the market.

To provide transparency to its commercial management, Petrobras announces price adjustments to its customers through the Customer Channel website (www.canalcliente.com.br) and, to other stakeholders, through the website www.agenciapetrobras.com.br.

In compliance with Resolution 795/2019 of the National Petroleum Agency (ANP), the Company also discloses the updated price list by location and type of sale on its website www.petrobras.com.br.

The Company also clarifies that the influence of international oil market movements and exchange rates on the prices of its products is constantly analyzed by market participants and reported by the press. In addition, in the announcement of the readjustment of diesel and gasoline prices, carried out on 10/25/2021 through a press release, Petrobras informed that the adjustments reflected part of the rise in international levels of oil prices and the exchange rate.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer